FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: January 22, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP RECEIVES PEÑASQUITO CONSTRUCTION AND OPERATING PERMITS

Vancouver, British Columbia - January 22, 2007 - GOLDCORP INC. (GG:NYSE; G:TSX) announced today that it has received all permits required for full mine and mill construction and operation of its Peñasquito project in Zacatecas, Mexico. Peñasquito mine is projected to be the largest mine in Mexico when full production is achieved. Current reserves represent seventeen years of gold, silver and zinc production.

The approvals granted include the primary project MIA (Manifestación de Impacto Ambiental) and the high voltage transmission line MIA. In addition, agreements with the municipality of Mazapil are now in place that allow for construction of the mine and routing of the transmission line feeding the project. The Company has also received the CUS (Cambio de Uso Suelo) for the project. This authorizes a change of land use to allow mining activities on the property

Under previously granted construction permits, electric power and water are established to the site, the airstrip has been constructed, concrete foundations have been poured for the site’s medical and construction camp facilities and preparation for mill construction activities is underway. The Company has also added construction management staff for the project.

“The earlier-than-expected receipt of construction and operating permits is a great milestone in the development of this world-class project,” said Kevin McArthur, President and Chief Executive Officer. “Combined with the anticipated second quarter start of commercial production at Los Filos mine in Guerrero State, 2007 will be an important and exciting year for our Luismin division in Mexico. Goldcorp enjoys one of the strongest growth profiles in the industry, but what truly differentiates the Company is the amount of growth that will come from strong, politically stable jurisdictions.”

Goldcorp had planned for the completion of permitting by mid-year 2007. The project remains on schedule for initial production from heap leaching of oxide ore by mid-year 2008 and full operation of the mill and flotation circuit by late 2009. Proven and probable reserves currently contain 9.98 million ounces of gold, 575 million ounces of silver and 3.62 million tonnes of zinc. Exploration drilling to expand these reserves continues, and the company expects to update reserves and resources in the second quarter of 2007.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward Looking Statements Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Melanie Pilon	Jeff Wilhoit
Director, Investor Relations	Investor Relations, Reno
Goldcorp Inc.	Goldcorp Inc.
3400-666 Burrard Street	5190 Neil Road Ste. 310
Vancouver, British Columbia, V6C 2X8	Reno, Nevada 89502
Telephone: (604) 696-3024	Telephone: (775) 827-4600
Fax: (604) 696-3001	Fax: (775) 827-6992

e-mail: info@goldcorp.com
website: www.goldcorp.com